UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

I.       GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):

         [X] MERGER

         [   ] LIQUIDATION

         [   ] ABANDONMENT OF REGISTRATION

         [   ] Election of status as a BUSINESS DEVELOPMENT COMPANY

2.       Name of fund: RYDEX CAPITAL PARTNERS SPHINX FUND

3.       Securities and Exchange Commission File No.: 811-21278

4.       Is this an initial Form N-8F or an amendment to a previously filed Form
         N-8F?

         [X] Initial Application            [   ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         9601 BLACKWELL ROAD
         SUITE 500
         ROCKVILLE, MD 20850

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

         LAURA E. FLORES
         MORGAN, LEWIS & BOCKIUS LLP
         1111 PENNSYLVANIA AVENUE, NW
         WASHINGTON, DC 20004
         (202) 739-5684

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         RYDEX FUND SERVICES, INC. (THE "ADMINISTRATOR")
         9601 BLACKWELL ROAD
         SUITE 500
         ROCKVILLE, MD 20850

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         CITIGROUP FUND SERVICES, LLC (THE "SUB-ADMINISTRATOR")
         TWO PORTLAND SQUARE
         PORTLAND, MAINE 04101
         (207) 879-1900

8.       Classification of fund (check only one):

         [X] Management company;

         [   ] Unit investment trust; or

         [   ] Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [  ] Open-end                      [X] Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts):

         DELAWARE

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         RYDEX CAPITAL PARTNERS I, LLC
         9601 BLACKWELL ROAD
         SUITE 500
         ROCKVILLE, MD 20850

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         RYDEX DISTRIBUTORS, INC.
         9601 BLACKWELL ROAD
         SUITE 500
         ROCKVILLE, MD 20850

13.      If the fund is a unit investment trust ("UIT") provide: NOT APPLICABLE

         (a) Depositor's name(s) and address(es):

         (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

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         [   ] Yes                                   [X] No

         If Yes, for each UIT state:
                  Name(s):

                  File No.: 811- __________

                  Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X] Yes [ ] No

         If Yes, state the date on which the board vote took place:

         JANUARY 12, 2006

         If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X] Yes [ ] No

         If Yes, state the date on which the shareholder vote took place:

         MAY 23, 2006

         If No, explain:

II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X] Yes [ ] No

         (a) If Yes, list the date(s) on which the fund made those distributions:

                  ON JUNE 2, 2006, ALL OF THE ASSETS OF THE FUND WERE TRANSFERRED TO THE RYDEX SERIES FUNDS ABSOLUTE STRATEGIES FUND (THE "ARS FUND") IN EXCHANGE FOR H-CLASS SHARES OF THE ARS FUND. EACH FUND SHAREHOLDER THEN RECEIVED A NUMBER OF FULL AND FRACTIONAL H-CLASS SHARES OF THE ARS FUND EQUAL IN VALUE TO EACH SHAREHOLDER'S PRO RATA INTEREST IN THE NET ASSETS TRANSFERRED TO THE ARS FUND IN THE REORGANIZATION.

         (b) Were the distributions made on the basis of net assets?

                  [X] Yes [ ] No
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         (c) Were the distributions made PRO RATA based on share ownership?

                  [X] Yes [ ] No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e) LIQUIDATIONS ONLY: NOT APPLICABLE
             Were any distributions to shareholders made in kind?

                  [   ] Yes                                   [   ] No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      CLOSED-END FUNDS ONLY:
         Has the fund issued senior securities?

         [   ] Yes                                   [X] No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.      Has the fund distributed ALL of its assets to the fund's shareholders?

         [X] Yes [ ] No

         If No,
         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [   ] Yes                                   [X] No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

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III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

         [   ] Yes                                   [X] No

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b) Why has the fund retained the remaining assets?

         (c) Will the remaining assets be invested in securities?

                  [   ] Yes                                   [   ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [   ] Yes                                   [X] No

         If Yes,
         (a) Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a) List the expenses incurred in connection with the Merger or
Liquidation:

                  (i) Legal expenses:                               $130,359.00

                  (ii) Accounting expenses:                         $5,000.00

                  (iii) Other expenses (list and identify separately):

                                    SOLICITATION EXPENSE            $15,505.37
                                    MAIL SERVICE EXPENSE            $1,143.93

                  (iv)     Total expenses (sum of lines (i)-(iii)
                           above):                                  $152,008.30

         (b) How were those expenses allocated?

             THE FUND DID NOT BEAR ANY OF THE EXPENSES IN CONNECTION WITH THE MERGER.

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         (c) Who paid those expenses?

             RYDEX CAPITAL PARTNERS I, LLC PAID ALL OF THE EXPENSES INCURRED IN CONNECTION WITH ENTERING INTO AND CONSUMMATING THE TRANSFER OF FUND ASSETS TO THE ARS FUND PURSUANT TO THE TERMS OF THE AGREEMENT AND PLAN OF REORGANIZATION.

         (d) How did the fund pay for unamortized expenses (if any)? NOT APPLICABLE


23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [  ] Yes                                    [X] No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

         [   ] Yes                                   [X] No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [   ] Yes                                   [X] No

         If Yes, describe the nature and extent of those activities:

VI.      MERGERS ONLY

26.      (a) State the name of the fund surviving the Merger:

                  RYDEX SERIES FUNDS ABSOLUTE RETURN STRATEGIES FUND

         (b) State the Investment Company Act file number of the fund surviving the Merger:
         811-07584

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

             A FORM OF THE AGREEMENT AND PLAN OF REORGANIZATION WAS FILED AS EXHIBIT A TO THE COMBINED PROXY STATEMENT AND PROSPECTUS ON FORM N-14 FILED ON FEBRUARY 23, 2006, FILE NO. 333-132021.

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         (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                  VERIFICATION

         The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of the Rydex Capital Partners SPhinX Fund, (ii) he or she is the President of the Rydex Capital Partners SPhinX Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.


                                   /s/ Michael P. Byrum
                                   --------------------------------------------
                                   Name:    Michael P. Byrum
                                   Title:   President,
                                            Rydex Capital Partners SPhinX Fund

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